

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2022

Makoto Inoue
Chief Executive Officer
Orix Corporation
World Trade Center Building
2-4-1 Hamamatsu-cho, Minato-ku
Tokyo 105-6135, Japan

> **Re: Orix Corporation**
> **Form 20-F for the fiscal period ending March 31, 2021**
> **Filed June 29, 2021**
> **File No. 001-14856**

Dear Mr. Inoue:

We have reviewed your March 1, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 16, 2022 letter.

Form 20-F for the Fiscal Period Ending March 31, 2021

Allowance for doubtful receivables and probable loan losses and allowance for credit losses, page 63

1.   We note your response to prior comment 2, including the provision benefit of ￥7,437 for off-balance sheet credit exposures. We also note on page F-28, that upon adoption of ASU 2016-13, you recognized a provision of ￥28,294 related to off-balance sheet credit exposures such as financial guarantees and loan commitments and as disclosed on page F-133, as of March 31, 2021 the allowance for off-balance sheet credit exposure was ￥26,094. Please tell us and revise your proposed disclosure to explain how you accounted for the provision benefit of ￥7,437, considering also that total commercial commitments as disclosed on page 105 of ￥1,272,096 increased from March 31, 2020.

<u>Note 11. Credit Quality of Financial Assets and the Allowance for Credit Losses, page F-65</u>

2.   We note your response to prior comment 3 and your enhanced proposed disclosure. In future filings, please also disaggregate your installment loan categories as present in your allowance for credit loss rollforward disclosed on page F-66 and your non-accrual loans disclosed on page F-72, consistent with the installment loan categories disclosed in Note. 9 on page F-54 to provide investors with additional information concerning the credit quality of your loan and lease portfolio. Refer to ASC 325-20-50-4. Please provide us with your revised enhanced disclosure.

       You may contact Michelle Miller at 202-551-3368 or Sharon Blume at 202-551-3474 if you have questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance